SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No.
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	The Bluebook International Holding Company Gama Computer Corporation 21098 Bake Parkway Lake Forest, California 92630

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant requires additional time to complete Form 10-KSB as the result of a significant change in the operations of the registrant that occurred during the fourth quarter of the last fiscal year, as more fully described in Part IV(3) of this Form 12b-25, below. The registrant will file its annual report as soon as possible, but in no event later than the fifteenth calendar day following the prescribed due date for such report.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Dennis J. Rasor	949	253-0500

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On September 24, 2001, registrant entered into that certain Agreement and Plan of Merger (the "Agreement") with (a) The Bluebook International, Inc., a Nevada corporation ("Bluebook International");(b) Bluebook Acquisitions Corp., a Nevada corporation, wholly owned by the registrant ("Acquisitions"); (c) each of Mark A. Josipovich, an individual, Daniel T. Josipovich, an individual, Daniel E. Josipovich, an individual, Dorothy E. Josipovich, an individual (each, a "Bluebook Shareholder"); and (d) Andrew Hromyk, an individual. Among other things, the Agreement provided for the registrant's purchase from the Bluebook Shareholders of all of the issued and outstanding capital stock of Bluebook International in exchange for the issuance of an aggregate of 10,900,000 shares of the registrant's authorized but unissued Common Stock (the "Exchange"). On October 12, 2001, the registrant filed with the Securities and Exchange Commission an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, which among other things described the Exchange and the corresponding change of control (the "Information Statement"). The Information Statement is incorporated by reference in this notification.

      For accounting purposes, the transaction has been treated as an acquisition of the registrant by Bluebook International and as a recapitalization of Bluebook International. The historical financial statements prior to the acquisition became those of Bluebook International even though they are labeled as those of registrant. In the recapitalization, historical stockholders' equity (deficit) of Bluebook International prior to the merger is retroactively restated for the equivalent number of shares received in the merger with an offset to paid-in capital. Accumulated deficit of the registrant is reversed to paid-in capital. Operations prior to the merger are those of Bluebook International.

The Bluebook International Holding Company
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2002	By:	/s/ Mark A. Josipovich Mark A. Josipovich President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).